TAC CAPITAL LLC RELEASES OPEN LETTER TO

BOARD OF DIRECTORS OF

BRAVO BRIO RESTAURANT GROUP, INC.

Shareholders Have Suffered through Poor Performance, Weak Corporate Governance,

and Substantial Value Destruction for Far Too Long

Fourth Quarter and Full Year 2016 Results and Recently Announced Decisions to Engage

Investment Bankers and Delay 2017 Annual Meeting Underscore the Need for Change

March 14, 2017

Gentlemen:

As the largest shareholder of Bravo Brio Restaurant Group, Inc. (Nasdaq: BBRG) (“Bravo Brio” or the “Company”), with an ownership position of nearly 15%, we are extremely disappointed with the Company’s weak fourth quarter and full year 2016 results including, but certainly not limited to, the following:

•	2016 revenues were $410.3 million near the bottom of management’s downward revised guidance and a decrease of $13.7 million, or 3.2%, compared to 2015;

•	Negative comparable restaurant sales growth of 5.5% in the fourth quarter, continuing an unbroken trend of negative growth that began in 2013 – a dubious distinction which appears to be unrivaled among public restaurant companies; and

•	Declining restaurant level profitability as evidenced by a $24.4 million increase in restaurant level operating costs since 2012 to go along with slightly higher 2016 revenues (despite 14 additional restaurants) resulting in a decline in restaurant level operating margins to 12.7% in 2016 from 18.2% in 2012, highlighting management’s ineffectiveness or unwillingness to curb costs in a declining traffic environment.

We believe that the Company’s latest results demonstrate that the current Board of Directors and management team have not made the proper strategic and operational decisions to unlock value for all shareholders. Indeed, hope that a new year would bring improved financial performance was frustrated when management noted on February 28 that comparable restaurant sales to-date had decreased by almost 2%.

The Company’s habitual underperformance has not gone unnoticed. The Company’s stock price has declined by more than 75% during the period commencing with the Company’s IPO, when the closing market price per share on the first day of trading was $15.95, and ending on the trading day prior to the filing of our Schedule 13D. In fact, Bravo Brio’s stock has significantly underperformed over the past one, three and five-year periods when compared to its peer group and broader indices, as illustrated by the following chart included in the Company’s own Annual Report on Form 10-K for the fiscal year ended December 25, 2016.

We attribute the market’s substantial discount to the Company’s misguided strategy, poor oversight by the Board of Directors and ineffective management. We have lost confidence that the current Board of Directors and executive team will be able to unilaterally effect a turnaround and deliver the value that Bravo Brio shareholders deserve.

We believe that the Board of Directors has continued to compound numerous mistakes that the Company has made over the years. For example, effective December 28, 2015, the Company appointed Mr. Brian O’Malley as Chief Executive Officer and a director. Mr. O’Malley was formerly President (since August 2014) and Chief Operating Officer (since October 2010). In our view, many of Bravo Brio’s numerous failings are operational in nature, and appointing the former officer partially responsible for these issues as Chief Executive Officer and a director ensures more of the same. We believe the Board of Directors has not offered any meaningful change to correct the serious issues negatively impacting shareholder value, and this appointment reflects the continued exercise of poor judgment by the Board of Directors in our opinion.

In addition, the Board of Directors has not improved the corporate governance of the Company in any way since its IPO. Of particular concern, the Company’s governing documents provide for the following:

•	a classified board structure, rather than the annual election of all directors;

•	plurality voting in director elections, rather than a majority voting standard; and

•	a restriction on the ability of shareholders to call a special meeting except by 50% of the shareholder voting power, rather than a more meaningful threshold such as 15%.

We also note that Bravo Brio shareholders are currently disenfranchised from expressing their views on executive compensation packages on an annual basis because the Company holds a say-on-pay vote with respect to its executive compensation every three years, whereas 82% of Russell 3000 companies hold a say-on-pay vote every year, according to a recent survey published by Willis Towers Watson. The Board of Directors recommended to shareholders that three years was the appropriate frequency to hold the say-on-pay vote, in spite of the fact that compensation packages and the Company’s performance can change from year to year. We regard this as one example of the many actions taken by the Board of Directors that have constrained the ability of the Company’s shareholders to exercise their ownership rights, particularly as it relates to executive performance and related compensation.

The Company’s latest action, delaying its 2017 Annual Meeting of Shareholders until December 14, 2017, instead of holding it in the first week of May as it has for the past five years, also appears designed to thwart the efforts of the shareholders to hold the Board of Directors accountable for the Company’s poor performance. We note that the Board of Directors took this action on the very next day after negotiations terminated between us and the Company regarding Board representation. We believe that this delay of the annual meeting does a serious disservice to the Company’s shareholders who deserve the opportunity to voice, without delay, their frustration at the strategic missteps of the Company’s leadership. By denying shareholders their right to elect directors on the same timetable as prior years, we believe the Company is simply perpetuating the pattern of self-serving actions and value destruction that have characterized Bravo Brio’s recent history. The incumbent directors, including Mr. O’Malley whose term is set to expire at the 2017 Annual Meeting of Shareholders, should not prioritize self-preservation over the rights of shareholders.

Furthermore, the Company’s excuse that it has delayed the meeting in order to give shareholders the opportunity to evaluate the “results” of the Company’s process with respect to alternatives appears disingenuous. The only thing that changed before the Company’s announcement of this process was our public involvement. The directors demonstrated no urgency to improve performance until confronted by us and the prospect of shareholder accountability. Tellingly, only then did they commence “the process of engaging investment bankers.” Even then, the Company reported that it “does not intend to provide updates” regarding the process, denying shareholders information relevant to their investment in the Company. In our view, the Company’s vague rationale and lack of transparency belie its stated intentions and suggest a desire to retain control without meaningful change.

Importantly, we are extremely concerned that management, in its need to show “results” before December, could make decisions that will ultimately prove detrimental to the Company and to all shareholders. This is particularly concerning because we have come to believe that the Board of Directors lacks the independent leadership necessary to effectively structure and negotiate a deal that creates shareholder value. Our experience with the Board is illustrative of their lack of engagement.

In late January, our director nominees flew to Ohio to be considered by the Company for positions on the Board of Directors. Not a single director serving on the Nominating and Corporate Governance Committee attended the meetings, either in person or by telephone. Instead, the Chief Executive Officer and Chief Financial Officer, together with one independent director, conducted the meetings. This confirmed our fear that the Board of Directors has abdicated its responsibilities to the shareholders and has ceded control to the management team. The management team should answer to the Board of Directors, but this Board appears to have it exactly backwards.

Given the Company’s recent performance, a fulsome evaluation of strategic alternatives is certainly warranted. We have serious doubts, however, that the current Board of Directors and management team have the appropriate perspective, expertise, and motivation to truly enhance shareholder value. Moreover, rushing this process without proper independent oversight and requisite expertise could cause shareholders yet further value destruction.

We call on the Board of Directors to provide greater transparency regarding the exploration of strategic alternatives, as well as more accountability to the Company’s shareholders with respect to enhancing shareholder value, corporate governance practices and strategic direction.

Very truly yours,

/s/ Donald A. Adam

Donald A. Adam Chairman

Investor Contacts:

William P. Fiske, Georgeson Inc.: +1 (212) 440-9128 or BFiske@georgeson.com

Rajeev Kumar, Georgeson Inc.: +1 (212) 440-9812 or RKumar@georgeson.com

About TAC Capital LLC

Headquartered in College Station, Texas, TAC Capital LLC is a privately owned investment firm affiliated with The Adam Corporation/Group, a privately owned holding company. Since its inception in 1969, The Adam Corporation/Group has acquired and built companies in such diverse industries as cable television, general contracting, real estate development, hospitality, and banking and financial services, including First American Bank, SSB, the largest privately held bank in Texas prior to its sale to Citibank in 2005.